UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Lumos Pharma, Inc.

(Name of Subject Company)

Lumos Pharma, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

55028X 109

(CUSIP Number of Class of Securities)

Richard J. Hawkins

Chief Executive Officer

Lumos Pharma, Inc.

4200 Marathon Blvd., Suite 200

Austin, Texas 78756

(512) 215-2630

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

J. Robert Suffoletta, Jr.

Nathan Robinson

Wilson Sonsini Goodrich and Rosati, P.C.

900 S. Capital of Texas Highway

Las Cimas IV, 5th Floor

Austin, TX 78746

(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Lumos Pharma, Inc., a Delaware corporation (“Lumos” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2024 (as may be amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by DPV MergerSub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of DPV Parent, Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of Double Point Ventures LLC, a Delaware limited liability company (“DPV”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 22, 2024 (the “Merger Agreement”), by and among the Company, Purchaser and Parent, and, solely for the purpose of Section 9.17 of the Merger Agreement, DPV, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Lumos (“Lumos Common Stock,” and shares of Lumos Common Stock, “Shares”) (other than (x) Shares held in the treasury of Lumos or owned directly or indirectly by DPV, Parent, or Purchaser immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (y) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time), for (i) $4.25 per Share in cash, without interest and less applicable tax withholding (the “Cash Amount”), plus (ii) one non-transferable, unsecured contingent value right per Share, which represents the right to receive additional contingent cash consideration (without interest thereon) payable upon achievement of certain milestones as described in the Contingent Value Rights Agreement to be entered into between Parent and a rights agent (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated November 13, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on November 13, 2024, by DPV, Parent and Purchaser (as may be amended or supplemented from time to time).

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is amended or supplemented to the extent specifically provided herein. All paragraph headings and page references used herein refer to the headings and pages in the Schedule 14D-9 before any additions or deletions resulting from this Amendment or any other amendments. Certain capitalized terms used below, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. The supplemental information is identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9. If information in this Amendment differs from or updates information contained in the Schedule 14D-9, then the information in this Amendment is more current and supersedes the different information contained in the Schedule 14D-9. THIS AMENDMENT SHOULD BE READ IN CONJUNCTION WITH THE SCHEDULE 14D-9 AND THE SCHEDULE 14D-9 SHOULD BE READ IN ITS ENTIRETY.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is amended and supplemented as follows:

(i)	The section titled “Form of Contingent Value Rights Agreement” on pages 4 and 5 is amended and restated as follows:

At or prior to the Effective Time, Parent expects to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”). Each CVR represents the contractual right to receive certain contingent cash payments, subject to applicable tax withholding, calculated as follows:

(i)

upon the first achievement of Annual Global Net Revenue (as defined in the CVR Agreement) in a fiscal year equal to or greater than (a) $500 million, (b) $1 billion, and/or (c) $1.5 billion, a price of $1.00 per share, $1.50 per share, and $2.00 per share, respectively, each calculated during the period beginning on the Merger Closing and ending on December 31, 2037;

(ii)

following the execution of any definitive agreement or series of agreements with any third party (excluding any Company Sale (as defined in the CVR Agreement)), that occurs during the period beginning on the Merger Closing and ending on the 18-month anniversary of the Merger Closing, with respect to the sale, assignment, transfer, license, option, non-assert or other disposition of Lumos’s assets acquired by Purchaser (a) for any exploitation in the cardiometabolic field, or (b) excluding LUM-201, in any other field (each of (a) and (b), a “CVR Transaction”), an amount in cash per CVR equal to 25% of Transaction Proceeds (as defined in the CVR Agreement) after deduction of an amount equal to (a) 50% of the Upfront Cash Consideration (as defined in the CVR Agreement) plus (b) all amounts contributed by Parent in the form or equity investments or loans (including the CTF Agreement (as defined below)) to Lumos to develop the assets involved in the CVR Transaction, allocated pro rata among all holders of CVRs (“CVR Holders”) and paid as a separate CVR for each Measurement Period (as defined in the CVR Agreement); and

(iii)

upon the consummation, in a single transaction or in a series of related transactions, that occurs during the period beginning on the Merger Closing and ending on the 18-month anniversary of the Merger Closing, of any one or more of the following events: (a) acquisition of direct or indirect beneficial ownership of more than 50% of the outstanding shares of capital stock of Lumos by a unrelated third party or (b) sale, assignment, lease, exclusive license or other disposition of all or substantially all of the assets or business of the Company to an unrelated third party, a price per share of $2.00 per share.

For illustrative purposes only, if Annual Global Net Revenue in a fiscal year is $1.2 billion (and in no previous fiscal years has Annual Global Net Revenue exceeded $500 million), CVR Holders will receive a cash payment of $2.50 per share (equal to the sum of each of the $1.00 per share paid upon achievement of the $500 million threshold and the $1.50 per share paid upon achievement of the $1 billion threshold), net of certain deductions and tax. Additionally, if Annual Global Net Revenue in a subsequent fiscal year in or before the fiscal year ended December 31, 2037 exceeds $1.5 billion, CVR Holders will receive an additional cash payment of $2.00, net of certain deductions and tax.

Also, for illustrative purposes only, if the Company completes an action described in (ii) above, and such agreement results in $100 million in Transaction Proceeds (as defined in the CVR Agreement), holders of CVRs will receive a cash payment of $4.6 million, net of certain deductions and tax, in the aggregate to be distributed pro rata among the holders of CVRs. Such aggregate $4.6 million payment represents 25% of the Transaction Proceeds ($25 million) minus the Upfront Cash Consideration calculated by taking 50% of the product of 8,648,618 Shares (which, for purposes of this illustration, is based on the number of Shares issued and outstanding as of November 6, 2024), and $4.25 ($18.4 million), minus the amounts contributed by Parent to the Company in the form of equity investments or loans for purposes of research and development (which, for purposes of this illustration, is based on a hypothetical contribution amount of $2 million).

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Purchaser (and, following the Effective Time, the Surviving Corporation) or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. References to “Purchaser” with respect to post-closing obligations under the CVR Agreement in this Item 3 under the heading “Form of Contingent Value Rights Agreement” include the Surviving Corporation from and after the Effective Time.

Parent will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder of all CVR payment amounts for any milestones achieved on or before December 31, 2037 or (ii) December 31, 2037.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(ii)	The first paragraph of the section titled “Form of Tender and Support Agreement” on page 5 is amended and restated as follows:

In connection with the execution of the Merger Agreement, on October 22, 2024, following approval thereof by the Lumos Board, Parent and Purchaser entered into tender and support agreements (each, a “Support Agreement”) with the Company’s executive officers and directors and SHVMS, LLC (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such Support Agreements. The Shares subject to the Support Agreements comprise approximately 17.7% of the outstanding Shares as of October 22, 2024. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Lumos Board votes to approve a superior proposal or a change in the recommendation of the Lumos Board with respect to certain intervening events. In the event a Support Agreement Party exercises its statutory withdrawal rights, Parent and Purchaser will allow the applicable Shares to be withdrawn and will pursue available contractual remedies to ensure compliance with the terms of the applicable Support Agreement.

(iii)	The first paragraph under the section titled “Confidentiality Agreement” on page 6 is amended and restated as follows:

Lumos and Parent entered into a confidentiality agreement, dated as of January 3, 2024 (the “Confidentiality Agreement”), pursuant to which Lumos and Parent agreed, subject to certain exceptions, to keep confidential any non-public, proprietary or confidential information about the other party disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a 12 month period and does not include a standstill provision.

(iv)	The paragraph under the section titled “Future Arrangements” on page 14 is amended and restated as follows:

It is possible that employees of Lumos who remain employed following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this ~~Schedule 14D-9~~Amendment, no post-closing employment opportunities were negotiated between members of Lumos and Parent.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is amended and supplemented as follows:

(i)	The fourth paragraph under the section titled “Background of the Offer and the Merger” on page 15 is amended and restated as follows:

On August 31, 2023, Mr. Hawkins, Dr. McKew, and Mr. Schuchart had a teleconference with a China-based pharmaceutical company that had expressed an interest in a regional partnership with Lumos (“Party A”). The following week, Lumos and Party A began negotiating a confidentiality agreement, which the parties executed on October 18, 2023 and which did not include a standstill provision. Over the next several months, Party A and Lumos exchanged information for the purpose of evaluating a potential licensing transaction involving LUM-201 in the Chinese market.

(ii)	The third full paragraph on page 16, in the section titled “Background of the Offer and the Merger,” is amended and restated as follows:

On December 1, 2023, Lumos executed a confidentiality agreement with Party B, which did not include a standstill provision. Several weeks later, Party B asked Lumos if they could share notes and analyses regarding its potential investment in Lumos with another investment firm, DPV. Ms. Lawley gave Party B permission to share its material with DPV and, on January 3, 2024, Lumos entered a confidentiality agreement with DPV, which did not include a standstill provision. The next day, Mr. Hawkins, Dr. McKew, Ms. Lawley, Dr. Thorner, Dr. Pitukcheewanont and Ms. Miller met again with Party B to discuss clinical and scientific aspects of the LUM-201 program. Representatives from Party B and Lumos continued those discussions and, on January 9, 2024, Dr. Campbell Murray, in his capacity as an advisor to DPV, shared that there may be interest for DPV, and potentially another investor, to take Lumos private at an in-person meeting while attending the 2024 J.P. Morgan Healthcare Conference. During such meeting, Lumos Management detailed the Company’s preference to remain a public company, which preference they viewed at the time as being in the best interest of Lumos’s stockholders, but encouraged DPV and other potential investors to remain engaged in discussions for a potential PIPE financing. That same month, Lumos submitted an end of phase 2 (Type B) meeting request with the U.S. Food and Drug Administration (“FDA”) to discuss the proposed Phase 3 clinical trial plan for LUM-201. The FDA granted the request and scheduled the meeting.

(iii)	The fifth paragraph on page 17, in the section titled “Background of the Offer and the Merger,” is amended and restated as follows:

On March 6, 2024, the Lumos Board met with Lumos Management and discussed updates to the plan to complete a PIPE financing transaction. At this meeting, Lumos Management reviewed a list of additional institutional investors who had entered into confidentiality agreements with the Company, which agreements did not contain a standstill provision, and Lumos Management briefed the Lumos Board about the challenges in securing a lead investor for the potential PIPE financing. Those potential investors expressed concerns about making a financing commitment until after Lumos’s end of Phase 2 meeting with the FDA.

(iv)	The last paragraph on page 17, in the section titled “Background of the Offer and the Merger,” is amended and restated as follows:

Following the end of Phase 2 meeting with the FDA, Mr. Hawkins, Ms. Lawley and Ms. Miller contacted institutional investors under confidentiality agreements, which agreements did not contain a standstill provision, and updated them on the planned Phase 3 trial redesign. On April 9, 2024, Lumos executed an engagement letter with Piper Sandler & Co. (“Piper Sandler”) and RBC Capital Markets, LLC(“RBCCM”) to serve as placement agents for a potential PIPE transaction. The next day, Mr. Hawkins, Dr. McKew, Ms. Lawley, Dr. Pitukcheewanont and Ms. Miller conducted a teleconference with DPV’s representatives, Dr. Murray and Dr. Yadegar, to update them on the end of Phase 2 FDA meeting and review the planned Phase 3 trial redesign. That same day, the Lumos Board met with Lumos Management and representatives from Piper Sandler to review a timeline and action items necessary to complete a PIPE transaction. During the meeting, Lumos Management and the Lumos Board considered the significant funding requirements of the redesigned Phase 3 trial, as well as the number of shares of common stock that Lumos would need to sell to raise the required funding to support the trial. To reduce the potential ownership dilution to existing stockholders, the Lumos Board and Lumos’s Management considered the impact of a regional licensing deal which would reduce the proceeds necessary to be raised in a potential PIPE transaction.

(v)	The eighth paragraph on page 18, in the section titled “Background of the Offer and the Merger,” is amended and restated as follows:

After continued discussions amongst the parties and finalization of its model, Mr. Uzpen sent Mr. Hawkins and Ms. Lawley a letter of intent, dated May 26, 2024, pursuant to which DPV proposed, among other things, to acquire 100% of Lumos’s outstanding common stock for $2.83 per share in cash (the “May Proposal”). The May Proposal did not include any terms relating to compensation or similar arrangements with any Lumos employee, officer or director.

(vi)	The sixth paragraph on page 18, in the section titled “Background of the Offer and the Merger,” is amended and restated as follows:

On June 28, 2024, Lumos entered into a confidentiality agreement with Party C for the purpose of exchanging information and having discussions about a potential business combination, and the confidentiality agreement with Party C did not include a standstill provision.

(vii)	The sixth paragraph on page 21, in the section titled “Background of the Offer and the Merger,” is amended and restated as follows:

On August 23, 2024, Mr. Uzpen responded with a revised letter of intent for a potential merger or acquisition with Lumos for $30 million in aggregate equity value upfront, plus one CVR per share. This approximated $3.39 per Share assuming an estimated 8.84 million shares outstanding. This revised letter of intent did not include any terms relating to compensation or similar arrangements with any Lumos employee, officer or director.

(viii)	The last paragraph on page 23 and the first paragraph on page 24, in the section titled “Background of the Offer and the Merger,” are amended and restated as follows:

On September 30, 2024, Foley & Lardner sent an initial draft of the tender and support agreement to Cooley.

On October 2, 2024, Cooley sent Foley & Lardner a revised draft of the tender and support agreement, which ~~the parties continued to negotiate through October 7, 2024, including with respect to the representations and warranties of the parties thereto, the covenants of Lumos’s directors, executive officers and affiliates party thereto and the termination provisions.~~ modified the time in which subsequently acquired shares would be required to be tendered in the offer, added representations and warranties of Parent and Merger Sub, added exemptions to the restrictions on transfer, modified covenants of the party to the tender and support agreement with respect to responsibility for certain expenses and qualified that the tender and support agreement would terminate in the event the Company makes an Adverse Recommendation Change.

On October 4, 2024, Foley & Lardner sent Cooley a revised draft of the tender and support agreement which modified the representations and warranties of the parties and modified covenants of the party to the tender and support agreement with respect to responsibility for certain expenses.

On October 5, 2024, Foley & Lardner sent Cooley an initial draft of the clinical trial funding agreement which proposed, among other things, a maximum loan of $7.5 million to be advanced directly to third parties for the payment of certain clinical trial expenses of Lumos for LUM-201, a 15% interest rate per annum, a first priority security interest in all of Lumos’s assets, other than certain customary exclusions, customary representations and warranties, the definition of material adverse event, customary covenants of the Company and certain events of default including the failure to make requirement payments to DPV, any representation or warranty of the Company being incorrect in any material respect, a breach by the Company. of its covenants thereunder, certain bankruptcy and insolvency events and the occurrence of a material adverse event. On October 9, 2024, Cooley sent Foley & Lardner a revised draft of the clinical trial funding agreement, which the parties continued to negotiate through October 20, 2024, including with respect to the advancement of funds thereunder, the definitions of material adverse event, permitted liens and permitted indebtedness, and the events of default thereunder.

On October 7, 2024, Cooley sent Foley & Lardner the final draft of the tender and support agreement which clarified that the party to the tender and support agreement would use their reasonable best efforts to assist Parent, Merger Sub and the Company in completing the Offer, but at Parent’s expense.

(ix)	The first three paragraphs under the subsection titled “Certain Unaudited Prospective Financial Projections on pages 29 and 30 are amended and restated as follows:

Lumos does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Lumos Board’s review of potential strategic alternatives (including the Merger), Lumos’s management, at the direction of the Lumos Board, prepared unaudited financial projections of Lumos for fiscal years 2025 through 2045 on a stand-alone basis (as summarized below), reflecting the best then-available estimates and judgments of Lumos’s management on a risk-adjusted basis (the “Risk Adjusted Projections”) and on a non-risk adjusted basis (the “Non-Risk Adjusted Projections” and, together with the Risk Adjusted Projections, the “Projections”). The Lumos Board previously approved the Projections and directed Piper Sandler, to use and rely upon the Risk Adjusted Projections in connection with the rendering of its fairness opinion to the Lumos Board summarized under the heading “Opinion of Piper Sandler & Co.” and performing its related financial analyses. The Risk Adjusted Projections were used and relied upon instead of the Non-Risk Adjusted Projections because Lumos’s management believes the Risk Adjusted Projections take into account the uncertainty inherent in the Projections.

The Projections reflect estimates and assumptions made by Lumos’s management with respect to, among other things: the date of first commercial sale of LUM-201; ~~probability of success of each LUM-201 indication (as further described below);~~ general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond Lumos’s control. The Risk Adjusted Projections also reflect an adjustment to the Non-Risk Adjusted Projections based on the probability of success of each LUM-201 indication (as further described below). ~~In particular, the~~The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that may come to exist and could have an effect on Lumos’s business and its results of operations. As such, the Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results estimated in the Projections, which Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Lumos management at the time the Projections were created. Important factors that may affect actual results or that may result in the Projections not being achieved include, among others: the ability to generate revenue for LUM-201; the ability to obtain regulatory approval and the effect of regulatory actions, including the impact on the timing of product commercialization; the effectiveness of Lumos’s commercial execution; the decisions of actual and potential third-party partners; the ability to partner and terms of any such partnering transactions; the ability to raise capital; the success of clinical testing and development; manufacturing and supply availability; patent life and other rights or exclusivity; the effect of global economic conditions; and increases in regulatory oversight and other risk factors described in Lumos’s annual report on Form 10-K for the fiscal year ended December 31, 2023, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

In preparing the Projections, Lumos management assumed (1) that Lumos pursues the development and commercialization of LUM-201 in major global markets, excluding China, which already have a history of approvals for the use of rhGH in the following indications: pediatric growth hormone deficiency (“PGHD”), idiopathic short statute (“ISS”), Turner Syndrome, Prader-Willi Syndrome, and Small for Gestational Age (to achieve these projections, the Company estimated a capital need of $142 million, net of estimated cash on hand as of December 31, 2024, to support operations through 2027, and at least an additional $100 million to support operations until the Company can achieve net positive cash flows) (2) that Lumos receives revenue and certain sales milestones from potential future partnerships for the development and commercialization of LUM-201 for each of these indications in China; and (3) that Lumos does not earn revenue from the sale of any products or product development programs other than those described above, or incur any additional development, regulatory, manufacturing or sales or marketing costs associated with any such products or product development programs described in this clause (3). ~~The~~For the Risk Adjusted Projections, the probability of success refers to the good faith assumptions made by Lumos Management of the success of each LUM-201 indication pursued in the Risk Adjusted Projections reaching approval and commercial success. The corresponding anticipated product candidate launch timeline for each indication was based on good faith assumptions made by Lumos Management. A cumulative probability of success for the Risk Adjusted Projections was applied to the net revenues by indication whereas the operating expenses in the Risk Adjusted Projections were adjusted based ~~by~~upon a probability computed by the phase of development. The Lumos management team assigned a probability of successfully partnering LUM-201 in China and it was applied to the future royalties and sales milestone payments for both the Risk Adjusted Projections and the Non-Risk Adjusted Projections.

(x)	The paragraph and table on page 32 under the subsection titled “Certain Unaudited Prospective Financial Information” are amended and restated to read as follows:

The following table presents a summary of the Risk Adjusted~~risk adjusted management~~ Projections (dollars in millions):

Risk Adjusted Projections

($ amounts in millions)

Fiscal Year Ending December 31

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Risk Adjusted Net Revenue(1)	$1	$1	$1	$1	$17	$67	$96	$124	$181	$251	$324	$351	$364	$376	$387	$395	$402	$402	$212	$112	$97
Cost of Goods Sold	0	0	0	0	(0)	(2)	(3)	(5)	(8)	(15)	(23)	(27)	(28)	(29)	(31)	(32)	(33)	(34)	(18)	(10)	(8)

Gross Profit	$1	$1	$1	$1	$17	$65	$93	$120	$173	$236	$300	$325	$336	$347	$356	$363	$369	$368	$194	$102	$88
R&D Expenses(2)	($32)	($35)	($38)	($26)	($21)	($18)	($12)	($11)	($7)	($6)	($3)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)
G&A Expenses	($13)	($13)	($14)	($13)	($11)	($11)	($12)	($12)	($12)	($13)	($13)	($13)	($14)	($14)	($15)	($15)	($16)	($16)	($17)	($17)	($18)
S&M Expenses(3)	($1)	($1)	($2)	($3)	($16)	($26)	($28)	($29)	($29)	($30)	($31)	($32)	($33)	($34)	($35)	($36)	($37)	($38)	($36)	($37)	($19)
Milestones & Royalty Expenses(4)	($2)	$0	($1)	($10)	($14)	($11)	($30)	($22)	($30)	($39)	($42)	($51)	($47)	($49)	($50)	($51)	($52)	($48)	($23)	($13)	($12)

Total Expenses	($48)	($49)	($54)	($52)	($62)	($65)	($81)	($74)	($79)	($88)	($90)	($98)	($96)	($99)	($101)	($104)	($107)	($104)	($78)	($69)	($50)

EBIT~~(2)~~(5)	($47)	($48)	($54)	($51)	($46)	$0	$12	$46	$94	$148	$211	$227	$240	$248	$255	$259	$263	$264	$116	$33	$38

Unlevered Free Cash Flow ~~(3)~~ (6)	($48)	($48)	($54)	($49)	($50)	($1)	$12	$42	$88	$144	$205	$216	$219	$190	$193	$196	$198	$200	$65	$7	$31

(1)

Risk Adjusted Net Revenue, as presented herein, reflects net revenue associated with product sales of LUM-201, as well as potential future royalty and milestone payments, as adjusted for the anticipated cumulative probability of each indication reaching approval of (i) 77% for PGHD, (ii) 73% for ISS, (iii) 15% for Turner Syndrome, (iv) 26% for Prader-Willi Syndrome, and (v) 34% for Small for Gestational Age.

(2)	R&D Expenses, as presented herein, reflects the risk-adjusted expenses relating to the research and development of LUM-201 and research and development-related overhead costs.
(3)	S&M Expenses, as presented herein, reflects risk-adjusted expenses relating to the sales and marketing of LUM-201.
(4)	Milestones & Royalty Expenses, as presented herein, reflects risk-adjusted milestone and royalty obligations to be paid to partners for LUM-201.
(5)

Earnings before interest expenses and taxes (“EBIT”), as presented herein, represents risk-adjusted gross profit less total risk-adjusted operating expenses which include estimated expenses relating to the research and development of LUM-201, development-related overhead costs, milestone and royalty obligations to be paid to partners, and expenses relating to the sale and marketing of LUM-201.

(6)

Unlevered Free Cash Flow, as presented herein, represents EBIT less (i) tax expenses (assuming a federal tax rate of 21%, estimated state tax rate of 4%, adjusted for anticipated utilization of net operating loss carryforwards and offset by anticipated research and development tax credits), and (ii) changes in net working capital.

The following table presents a summary of the Non-Risk Adjusted Projections (dollars in millions) prepared by Lumos assuming that each LUM-201 indication pursued in the Non-Risk Adjusted Projections reached approval and commercial success. The corresponding anticipated product candidate launch timeline for each indication was based on good faith assumptions made by Lumos Management. The operating expenses for the Non-Risk Adjusted Projections did not adjust expenses based on the phase of development and reflected expense estimates assuming each LUM-201 indication reached approval and commercial success.

Non-Risk Adjusted Projections

($ amounts in millions)

Fiscal Year Ending December 31

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Net Revenue(1)	$1	$1	$1	$1	$22	$87	$125	$168	$235	$337	$445	$502	$552	$588	$624	$650	$666	$670	$403	$258	$194
Cost of Goods Sold	0	0	0	0	(1)	(3)	(4)	(6)	(11)	(20)	(32)	(37)	(41)	(44)	(48)	(51)	(53)	(56)	(34)	(21)	(16)

Gross Profit	$1	$1	$1	$1	$22	$85	$121	$161	$224	$317	$413	$465	$511	$544	$576	$599	$613	$614	$370	$236	$177
R&D Expenses(2)	(32)	(35)	(38)	(28)	(25)	(26)	(20)	(18)	(11)	(8)	(4)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(3)	(3)
G&A Expenses	(13)	(13)	(14)	(14)	(14)	(15)	(15)	(16)	(16)	(17)	(17)	(18)	(18)	(19)	(19)	(20)	(20)	(21)	(22)	(22)	(23)
S&M Expenses(3)	(1)	(1)	(2)	(3)	(21)	(34)	(36)	(37)	(38)	(40)	(41)	(42)	(43)	(45)	(46)	(47)	(49)	(50)	(47)	(49)	(25)
Milestones & Royalty Expenses(4)	(2)	—	(1)	(11)	(18)	(19)	(26)	(30)	(35)	(46)	(83)	(65)	(70)	(75)	(79)	(82)	(84)	(80)	(43)	(28)	(22)

Total Expenses	($48)	($49)	($54)	($56)	($78)	($93)	($98)	($101)	($100)	($110)	($145)	($127)	($133)	($140)	($147)	($152)	($156)	($153)	($114)	($102)	(73)

EBIT(5)	($47)	($48)	($54)	($55)	($57)	($8)	$23	$60	$124	$207	$268	$338	$377	$403	$430	$447	$457	$461	$256	$135	105

Unlevered Free Cash Flow(6)	($48)	($48)	($54)	($53)	($62)	($7)	$19	$56	$118	$199	$273	$301	$305	$311	$329	$340	$346	$349	$160	$76	$75

(1)	Net Revenue, as presented herein, reflects net revenue associated with product sales of LUM-201, as well as potential future royalty and milestone payments.
(2)	R&D Expenses, as presented herein, reflects expenses relating to the research and development of LUM-201 and research and development-related overhead costs.
(3)	S&M Expenses, as presented herein, reflects expenses relating to the sales and marketing of LUM-201.
(4)	Milestones & Royalty Expenses, as presented herein, reflects milestone and royalty obligations to be paid to partners for LUM-201.
(5)

Earnings before interest expenses and taxes (“EBIT”), as presented herein, represents gross profit less total operating expenses which include estimated expenses relating to the research and development of LUM-201, development-related overhead costs, milestone and royalty obligations to be paid to partners, and expenses relating to the sale and marketing of LUM-201.

(6)

Unlevered Free Cash Flow, as presented herein, represents EBIT less (i) tax expenses (assuming a federal tax rate of 21%, estimated state tax rate of 4%, adjusted for anticipated utilization of net operating loss carryforwards and offset by anticipated research and development tax credits), and (ii) changes in net working capital. Piper Sandler did not perform any valuation analyses using non-risk-adjusted Unlevered Free Cash Flow estimates.

(xi)	The fourth paragraph on page 35, in the section titled “Opinion of Piper Sandler & Co.,” on page is amended and restated as follows:

Unless the context indicates otherwise, for purposes of the financial analyses described below, Piper Sandler calculated (i) enterprise value (defined as the relevant company’s common equity value, plus book values of preferred stock and debt, less cash and cash equivalents (“net debt” or “net cash”)), and less short and long term marketable securities and other equity minority investments, plus, where applicable, book value of non-controlling interests, for the Company and each selected public company based on (a) the market value of the relevant company’s diluted common equity, using closing stock prices as of October 18, 2024, calculated using the treasury stock method (“TSM”) and (b) the relevant company’s net debt and other balance sheet items as of such company’s most recently reported quarter end, except in the case of the Company, for which Piper Sandler used net cash as of September 30, 2024 (which amount was approximately $13.5 million as of such date) and (ii) implied per share values for the Company using diluted shares, calculated using TSM, as of October 14, 2024 (based on the Cash Amount of $4.25 per share, such diluted shares were 8,862,141).

(xii)	The first paragraph and table on page 36, in the section titled “Financial Analysis of the Company—Selected Public Company Analyses,” are amended and restated as follows:

For each selected biopharma public company, Piper Sandler reviewed its current (i) implied equity value, calculated as the aggregate value of each company’s diluted outstanding equity securities, based on such company’s closing common stock price as of October 18, 2024, using TSM, and (ii) implied enterprise value. Enterprise values were calculated as implied equity values, adjusted for balance sheet amounts as of their most recent respective reported quarter-ends. The analysis indicated the following equity value and enterprise value for each selected company, as well as the maximum, 75th percentile, mean, median, 25th percentile and minimum equity values and enterprise values for the selected public companies, ~~as well as~~ and the corresponding values for the Company as of such date and the implied values for the Company based on the Cash Amount:

($ in millions)
	Equity Value	Enterprise Value
Galectin Therapeutics Inc.	$175	$234

Reviva Pharmaceuticals Holdings, Inc.	$55	$44

Intensity Therapeutics, Inc.	$47	$41

AEON Biopharma, Inc.	$43	$54

Acurx Pharmaceuticals, Inc.	$33	$26

MiNK Therapeutics, Inc.	$28	$23

HCW Biologics Inc.	$20	$27

Matinas BioPharma Holdings, Inc.	$21	$6

Cadrenal Therapeutics, Inc.	$19	$14

Plus Therapeutics, Inc.	$12	$6

Organovo Holdings, Inc.	$9	$3

Adial Pharmaceuticals, Inc.	$6	$2

Lixte Biotechnology Holdings, Inc.	$4	$5

ZyVersa Therapeutics, Inc.	$3	$2

Shuttle Pharmaceuticals Holdings, Inc.	$3	$2

GRI Bio, Inc.	$3	($3)

Genprex, Inc.	$1	($1)

Maximum	$175	$234
75th Percentile	$33	$27
Mean	$28	$29
Median	$19	$6
25th Percentile	$4	$2
Minimum	$1	($3)
The Company (at closing price on October 18, 2024)	$36	$22
The Company (at Cash Amount)	$38	$24

(xiii)	The first paragraph under the section titled “Financial Analysis of the Company—Discounted Cash Flow Analysis” on page 37 is amended and restated as follows:

Using a discounted cash flow analysis, Piper Sandler calculated an estimated range of theoretical enterprise values for the Company based on the present value of (i) projected unlevered after-tax free cash flows from January 1, 2025 to December 31, 2045 (which (x) reflected estimated net operating loss generation and usage, as well as estimated research and development tax credits generation and usage, over such period and (y) did not reflect any projected capital expenditures, depreciation or amortization expense or stock-based compensation expense), discounted back to September 30, 2024 (so as to capture the Company’s current cash balance), and (ii) a projected terminal value at December 31, 2045 calculated using a range of perpetuity growth rates ranging from (2.0)% to 0.0%, discounted back to September 30, 2024. The after-tax free cash flows for each year were calculated based on estimates provided to Piper Sandler by the Company management, including risk adjustments by the Company management to reflect probability of success (“PoS”) weightings based on the judgment of the Company management, as described in this Item 4 under the heading “Certain Unaudited Prospective Financial Projections of Lumos.” Piper Sandler calculated the range of present values for unlevered after-tax free cash flows for such periods using a range of discount rates ranging from 14.2% to 16.2% (using mid-year convention) ~~based on its estimation~~, which reflected its estimate of the Company’s weighted average cost of capital using the capital asset pricing model, together with a size premium, in order to derive a range of implied enterprise values for the Company. Piper Sandler then adjusted such implied enterprise values for net cash at September 30, 2024 and used the diluted share information described above to calculate an implied value range of Lumos Common Stock per share. Piper Sandler also adjusted for the projected incremental cash needs of approximately $142 million required by the Company to fund operations through the end of 2027, including the completion of the LUM-201 Phase 3 trial in PGHD, according to the Projections, but did not assume any future stockholder dilution from potential financings required to fund its business plan beyond 2027.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 5 (“Persons/Assets Retained, Employed, Compensated or Used”) of the Schedule 14D-9 is amended and supplemented as follows:

The last paragraph of Item 5 on page 41 is amended and restated as follows:

In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of the Company and affiliates of DPV for their own account or the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler had not received any revenue in respect of any financial advisory or financing services provided to the Company or DPV or any of DPV’s affiliates. Piper Sandler may in the future provide investment banking and financial advisory services to the Company, DPV or entities that are affiliated with the Company or DPV, for which Piper Sandler would expect to receive compensation.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 (“Additional Information”) of the Schedule 14D-9 is amended and supplemented as follows:

(i)	The text under the subsection titled “Legal Proceedings” on page 48 is amended and restated as follows:

~~There is no pending litigation that Lumos is aware of challenging the Offer, the Merger or the other Transactions.~~

As of November 29, 2024, two complaints were filed in the Supreme Court of the State of New York by purported stockholders of Lumos regarding the Merger. The first complaint was filed on November 19, 2024, and is captioned Jones v. Lumos Pharma, Inc., et al., Case No. 659130/2024. The second complaint was filed on November 20, 2024, and is captioned Kent v. Lumos Pharma, Inc., et al.,

Case No. 659188/2024. The aforementioned two complaints are collectively referred to as the “Complaints.” The Complaints name as defendants Lumos and each member of the Lumos Board (collectively, the “Lumos Defendants”). The Complaints purport to allege negligence and negligent misrepresentation claims under New York common law relating to the Schedule 14D-9. The Complaints seek, among other things, an injunction enjoining consummation of the Offer and the Merger, rescission of the Offer or the Merger if consummated, costs, including attorneys’ fees and experts’ fees and expenses, and an order directing that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

As of November 29, 2024, Lumos also received nine demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Lumos believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable laws and denies the allegations in the Complaints and Demand Letters. However, solely to avoid the risk of delay to the Transactions, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, Lumos is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth in the sections titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements”, “Item 4. The Solicitation or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Lumos specifically denies all allegations in the Complaints and Demand Letters that any additional disclosure was or is required or material.

Additional lawsuits or demand letters may be filed against, or received by, Lumos, the Lumos Board, DPV, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, DPV, Parent and/or Purchaser will not necessarily announce such additional filings.

(ii)	The first paragraph under the section titled “Cautionary Note Regarding Forward-Looking Statements” on page 49 is amended and restated as follows:

This Schedule 14D-9 contains ~~“forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995~~ forward-looking statements, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, including the timing of and closing conditions to the Transactions, which may or may not be satisfied or waived; the potential effects of the proposed Transactions on Lumos; that this transaction with DPV offers the best path forward for the further development of LUM-201; and the potential payment of proceeds to the Lumos stockholders, if any, pursuant to the CVRs. Additional forward-looking statements include, among others, statements regarding Lumos’s prospects on a standalone basis, including the funding needs for Phase 3 clinical trial of LUM-201 and the ability of the Transactions to meet such needs; the continued employment status or compensation of any current Lumos employees, including potential future arrangements; the expected returns to stockholders pursuant to statutory liquidation; and any other statements other than statements of historical fact.

ITEM 9.	EXHIBITS

Item 9 (“Exhibits”) of the Schedule 14D-9 is amended and supplemented by amending and restating as follows the cross references and links to the following Exhibits in the list of Exhibits:

Exhibit No.	Description

(e)(2)	Form of Contingent Value Rights Agreement, by and between DPV Parent, Inc. and the Rights Agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35342) filed on October 23, 2024).

(e)(3)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35342) filed on October 23,2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2024

Lumos Pharma, Inc.

By:	/s/ Richard J. Hawkins
Richard J. Hawkins
Chief Executive Officer